                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ending December 31, 2001
                           -----------------------------------------------------

Commission File Number 1-16463
                       ---------------------------------------------------------

 Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        PEABODY WESTERN-UMWA 401(k) PLAN
--------------------------------------------------------------------------------

 Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PEABODY ENERGY CORPORATION
--------------------------------------------------------------------------------

          701 MARKET STREET, ST. LOUIS, MISSOURI               63101-1826
--------------------------------------------------------------------------------
         (Address of principal executive offices)              (Zip Code)

                                TABLE OF CONTENTS

Report of Independent Auditors...........................................................................1

Financial Statements

     Statements of Net Assets Available for Benefits -
     December 31, 2001 and December 31, 2000.............................................................2

     Statements of Changes in Net Assets Available for Benefits -
     Years Ended December 31, 2001 and 2000..............................................................3

     Notes to Financial Statements.......................................................................4

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...........................................9

Signatures..............................................................................................10

Exhibit Index...........................................................................................11

Exhibit 23 - Consent of Independent Auditors............................................................12

                         Report of Independent Auditors

Plan Administrator
Western Surface Agreement 401(k) Plan Committee

We have audited the accompanying statements of net assets available for benefits of Peabody Western-UMWA 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             /s/ ERNST & YOUNG LLP
                                             -----------------------------------
                                             Ernst & Young LLP




St. Louis, Missouri
May 17, 2002

                        Peabody Western-UMWA 401(k) Plan

                 Statements of Net Assets Available for Benefits

                                                        DECEMBER 31
                                                    2001           2000
                                                 ----------     ----------
ASSETS
Investments, at fair value:
   Investments in mutual funds                   $5,745,088     $5,376,045
   Investment in Company stock                        7,379             --
   Participant notes receivable                     372,591             --
                                                 ----------     ----------
Total investments                                 6,125,058      5,376,045

Receivables:
   Employee contributions                                --         35,257
                                                 ----------     ----------

Net assets available for benefits                $6,125,058     $5,411,302
                                                 ==========     ==========

See accompanying notes.

                        Peabody Western-UMWA 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                    YEARS ENDED DECEMBER 31
                                                                     2001              2000
                                                                 ------------      ------------
ADDITIONS
Interest and dividends                                           $    124,176      $    547,354
Net realized and unrealized depreciation of investments              (400,817)         (336,517)
                                                                 ------------      ------------
Net investment (loss) income                                         (276,641)          210,837

Contributions:
   Employee                                                         1,106,310           975,299
   Employer                                                            14,980            23,165
                                                                 ------------      ------------
Total contributions                                                 1,121,290           998,464

DEDUCTIONS
Withdrawals by participants                                          (130,893)         (430,843)
                                                                 ------------      ------------

Net increase in net assets available for benefits                     713,756           778,458
Net assets available for benefits at beginning of year              5,411,302         4,632,844
                                                                 ------------      ------------

Net assets available for benefits at end of year                 $  6,125,058      $  5,411,302
                                                                 ============      ============

See accompanying notes.

                        Peabody Western-UMWA 401(k) Plan

                          Notes to Financial Statements

                     Years Ended December 31, 2001 and 2000

1. DESCRIPTION OF THE PLAN

The following description of the Peabody Western-UMWA 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan. Employees of Peabody Western Coal Co., Big Sky Coal Co., and Seneca Coal Co. (Employers) who are members of the United Mine Workers of America (UMWA) collective bargaining unit covered by the Western Surface Agreement are eligible for participation in the Plan on the effective date of the Plan or the first day of the month following an employee's date of employment. The Plan excludes employees who are members of a collective bargaining unit other than the UMWA covered by the Western Surface Agreement, nonresident aliens with no U.S. source of income, and leased employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan allows participants to invest among several mutual funds. Effective October 2001, the Plan allows participants to invest in the Peabody Energy Stock Fund, as a result of Peabody Energy Corporation's initial public offering of common stock in May 2001. All investments in the Plan are participant-directed.

CONTRIBUTIONS

Participants may contribute any whole percentage from 2 to 16 percent of their annual compensation, subject to certain applicable limits. Participants may also defer the cash equivalent of up to ten employee benefit days per calendar year. Prior to February 1, 2000, participants could contribute up to 10 percent of their annual compensation. Participants may change their contribution percentage and change fund allocations for future contributions daily. Prior to February 1, 2000, participants could change their contribution percentage on the first business day of the first, fourth, seventh, and tenth months of the plan year. A participant may discontinue contributions without withdrawing from the Plan.

The employer shall make matching contributions to the Plan on behalf of all qualified participants. The amount of matching contributions for each qualified participant for the plan year is 25 percent of the cash equivalent of the employee benefit days that a

                        Peabody Western-UMWA 401(k) Plan
                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

participant defers. In order to be a qualified participant eligible to receive employer-matching contributions for a plan year, an employee must be credited with one hour of service in the plan year.

PARTICIPANT LOANS

Effective April 1, 2001, loans and hardship withdrawals were permitted under the Plan. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prime interest rate as published in the Wall Street Journal on the first business day of the month in which the loan was made. Principal and interest is paid ratably through payroll deductions.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

PAYMENT OF BENEFITS

Participants may receive their vested account balances upon retirement, disability, death, or termination of employment. Participants who have attained age 59 1/2 have the right to withdraw all or part of their vested account balance.

VESTING

Employer and employee contributions are vested 100 percent at the time of contribution.

PLAN TERMINATION

The Plan could be terminated through the collective bargaining process, subject to the provisions of ERISA. Currently, there is no intention to terminate the Plan. In the event of plan termination, participants' accounts remain 100 percent vested.

                        Peabody Western-UMWA 401(k) Plan
                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

ADMINISTRATIVE EXPENSES

The administrative expenses of the Plan are paid by the Employers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

VALUE OF INVESTMENTS AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The stock fund is valued at year-end unit closing price (comprised of the year-end market price plus any uninvested cash position). Participant loans are valued at cost, which approximates market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

                        Peabody Western-UMWA 401(k) Plan
                    Notes to Financial Statements (continued)


3. INVESTMENTS

The Plan's investments (including investments purchased or sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                              2001            2000
                                           ----------      ----------

   Mutual funds                            $ (402,052)     $ (336,517)
   Company stock                                1,235              --
                                           ----------      ----------
                                           $ (400,817)     $ (336,517)
                                           ==========      ==========

Investments that represent 5 percent or more of fair value of the Plan's net assets at December 31 are as follows:

                                                         2001            2000
                                                      ----------      ----------

   Mutual funds:
     Vanguard Explorer Fund                           $1,721,606      $1,596,187
     Vanguard International Growth Fund                  479,730         555,697
     Vanguard LifeStrategy Moderate Growth Fund          388,501         354,992
     Vanguard Prime Money Market Fund                    434,526         348,875
     Vanguard PRIMECAP Fund                            1,279,236       1,379,803
     Vanguard Total Bond Market Index Fund               370,053     Less Than 5%
     Vanguard Windsor II Fund                            916,603         841,284

All investments in the Plan are participant-directed.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated March 26, 1998 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The Plan has applied for a new determination letter.

                        Peabody Western-UMWA 401(k) Plan
                    Notes to Financial Statements (continued)


5. SUBSEQUENT EVENTS

Effective April 1, 2002, participants may contribute, subject to limitations of applicable law, up to 50 percent of pretax annual compensation, as defined in the Plan.

Also effective April 1, 2002, in the calendar year that a participant is age 50 or older and each year thereafter, certain participants meeting additional specific criteria will be permitted to make catch-up contributions to the Plan. Participants will be able to contribute amounts over and above the maximum otherwise permitted by the Plan, subject to certain limitations.

                              Supplemental Schedule

                        Peabody Western-UMWA 401(k) Plan

                             Employer ID #13-2606920
                                    Plan #001

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

            IDENTITY OF ISSUE                       DESCRIPTION OF INVESTMENT             CURRENT VALUE
            -----------------                       -------------------------             -------------

Vanguard Explorer Fund*                         28,546 shares of mutual fund                 $1,721,606
Vanguard International Growth Fund*             31,961 shares of mutual fund                    479,730
Vanguard LifeStrategy Conservative Growth Fund* 1,645 shares of mutual fund                      23,128
Vanguard LifeStrategy Growth Fund*              5,794 shares of mutual fund                     100,996
Vanguard LifeStrategy Income Fund*              2,388 shares of mutual fund                      30,709
Vanguard LifeStrategy Moderate Growth Fund*     24,388 shares of mutual fund                    388,501
Vanguard Prime Money Market Fund*               434,526 shares of mutual fund                   434,526
Vanguard PRIMECAP Fund*                         24,830 shares of mutual fund                  1,279,236
Vanguard Total Bond Market Index Fund*          36,494 shares of mutual fund                    370,053
Vanguard Windsor II Fund*                       35,819 shares of mutual fund                    916,603
Peabody Energy Stock Fund*                      262 shares of common stock                        7,379
Various participants                            Participant loans, interest rates from          372,591
                                                   6.0% to 8.5%, maturities through
                                                   6/2/2011
                                                                                             ----------
                                                                                             $6,125,058
                                                                                             ==========

*Party-in-interest.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Peabody Western-UMWA 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                             Peabody Western-UMWA
                                             401(k) Plan

Date:  June 28, 2002                     By: /s/ SHARON D. FIEHLER
                                             -----------------------------------
                                             Sharon D. Fiehler
                                             Peabody Energy Corporation
                                             Executive Vice President,
                                             Human Resources & Administration

                                  EXHIBIT INDEX


The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.


EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

  23                     Consent of Ernst & Young LLP, Independent Auditors